UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pricing and Closing of $1.2 Million Best Efforts Offering

On May 4, 2026, UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), closed on a best-efforts registered direct offering (the “Offering”) of approximately $1,200,000, before deducting placement agent fees and other offering expenses payable by the Company.

Under the Offering, the Company sold 200,000 class A ordinary shares of the Company, par value $0.50 per share (the “Class A Ordinary Shares”), and pre-funded warrants to purchase 800,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) pursuant to a prospectus supplement on Form 424(b)(5) to the Company’s shelf registration statement on Form F-3 (File No. 333-278912) (the “Registration Statement”), previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on June 10, 2024.

The offering price for each Class A Ordinary Share is $1.20, and the offering price for each Pre-Funded Warrant is $0.70, which equals the purchase price per share minus the $0.5 per share exercise price of each Pre-Funded Warrant.

Each Pre-Funded Warrant has an initial exercise price of $0.50 per Class A Ordinary Share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until exercised in full, subject to customary beneficial ownership limitations.

The exercise price of the Pre-Funded Warrants and the number of Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events.

The securities in the Offering are being offered to certain investors pursuant to a securities purchase agreement (the “Purchase Agreement”) dated May 1, 2026. On May 1, 2026, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the Offering and is entitled to a cash fee equal to 6.0% of the aggregate gross proceeds in the Offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses up to $20,000.

The Company agreed in the Purchase Agreement that it and its subsidiaries would not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Class A ordinary shares, or Ordinary Share Equivalents (as defined in the Purchase Agreement) for thirty (30) days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any shares which are or will be beneficially owned by them for 90 days following the closing of the Offering.

The Company intends to use the net proceeds from the Offering for general working capital purposes and other general corporate purposes.

The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents. Copies of the form of the Pre-Funded Warrants, the form of the Purchase Agreement, the form of Placement Agency Agreement, and the Form of lock-up agreement are attached hereto as Exhibits 4.1, 10.1, 10.2, and 10.3 respectively, and are incorporated by reference herein.

A copy of the press release dated May 1, 2026, related to the Offering entitled “UTime Limited Announces Pricing of $1.2 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

A copy of the opinion of Maples and Calder (Cayman) LLP to the legality of the issuance and sale of the securities is filed as Exhibits 5.1 hereto and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrants
5.1	Opinion of Maples and Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement, dated as of May 1, 2026, by and among the Company and the purchasers thereto
10.2	Placement Agency Agreement, dated May 1, 2026, by and between the Company and Univest Securities, LLC
10.3	Form of Lock-Up Agreement
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: May 4, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)